UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:_X_  Form 40-F

For Immediate Release SQM REPORTS EARNINGS FOR THE THREE MONTHS ENDED MARCH 31, 2023

Highlights

●
SQM reported net income(1) for the three months ended March 31, 2023 of US$749.9 million compared to US$796.1 million for the same period the year before. Earnings per share totaled US$2.63 for the first three months ended March 31, 2023.
●
Revenues for the three months ended March 31, 2023, reached US$2,263.9 million.

SQM will hold a conference call to discuss these results on Thursday, May 18, at 12:00am ET (12:00pm Chile time).

Participant Dial-In (Toll Free): 1-844-282-4852 Participant International Dial-In: 1-412-317-5626 Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=hmf6t5jv

Santiago, Chile. May 17, 2023.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the three months ended March 31, 2023, of US$749.9 million (US$2.63 per ADR), a decrease from US$796.1 million (US$2.79 per ADR) for the three months ended March 31, 2022.

Gross profit(2) reached US$1,065.6 million (47.1% of revenues) for the three months ended March 31, 2023, lower than US$1,164.7 million (57.7% of revenues) recorded for the three months ended March 31, 2022. Revenues totaled US$2,263.9 million for the three months ended March 31, 2023, representing an increase of approximately 12% compared to US$2,019.8 million reported for the three months ended March 31, 2022.

SQM’s Chief Executive Officer, Ricardo Ramos, stated: “Our quarterly results were in line with our expectations. We saw record high average prices and high sales volumes in iodine business and saw some sales volumes recovery in potassium business. In the lithium market, as anticipated, advanced purchases in the previous quarter, the change in subsidies in China and the high level of stock across the battery supply chain led to a weaker demand, predominantly in China, in the beginning of the year. As a result, our lithium sales volumes during the first quarter of the year were lower than compared to the same period last year. Based on the recent increase in customer activity, we believe that the destocking period has concluded and anticipate our sales volumes to recover in the upcoming quarters. We expect the global lithium demand growth to reach at least 20% this year and will continue to operate at full capacity, producing high-quality lithium products to meet this growth.”

He continued by saying: “I would like to highlight an increase in our iodine sales volumes this year. This achievement is the result of the Company’s hard work and significant effort to increase capacity and production volumes, ensuring that our iodine products are available to meet customer demand, especially in the growing contrast media segment. SQM is the only iodine producer which has been able to successfully increase capacity in the last years. Our team has been working tirelessly to achieve this result, and we are excited about the opportunities ahead.”

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Mr. Ramos closed by saying: “This year, we continue with our growth plans and expect to invest close to US$1.2 billion in expanding our production capacity in Chile and abroad. The expansions at the Carmen Lithium Plant advance on schedule, while we make progress in preparing the technical documentation for the Salar Futuro project. The lithium hydroxide pant in China should be in production in the upcoming months. We continue with the construction at the Mt. Holland site and can confirm that the project is on track to begin spodumene concentrate production by the end of this year and battery-grade lithium hydroxide in 2025.”

The successful public-private alliance with CORFO continues yielding positive results, with SQM´s contribution to the Chilean treasury surpassing US$1 billion for the first three months of 2023.

Segment Analysis

Lithium and Derivatives

Revenues for lithium and derivatives totaled US$1,646.2 million during the three months ended March 31, 2023, an increase of 13.8% compared to US$1,446.4 million recorded for the three months ended March 31, 2022.

Lithium and Derivatives Sales Volumes and Revenues:

		3M2023	3M2022	2023/2022
Lithium and Derivatives	Th. MT	32.3	38.1	(5.8)	(15)%
Lithium and Derivatives Revenues	MUS$	1,646.2	1,446.4	199.9	14%

The impact of the lower sales volumes during the first quarter of 2023 was offset by significantly higher average sales prices when compared to the same period last year. We believe that because of high inventory levels and weaker demand in China during the first months of the year, the total lithium demand decreased approximately 20% during the first quarter of 2023 compared to the fourth quarter of 2022. Nevertheless, the electric vehicles sales volumes continued to grow, with EV sales increasing over 20% in China and over 50% in the US in the first three months of the year compared to the same period last year. We believe that the annual global EV sales will be almost 30% higher this year and the total lithium demand will grow another 20% when compared to the previous year. With the demand recovery seen in the last month and this strong growth ahead of us, we expect to see our sales volumes increase in the coming quarters.

Gross profit(2) for the Lithium and Derivatives segment accounted for approximately 75% of SQM’s consolidated gross profit for the three months ended March 31, 2023.

Specialty Plant Nutrition (SPN)

Revenues from our Specialty Plant Nutrition business line for the three months ended March 31, 2023, totaled US$220.9 million, representing a 19.7% decrease when compared to US$275.3 million reported for the three months ended March 31, 2022.

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Specialty Plant Nutrition Sales Volumes and Revenues:

		3M2023	3M2022	2023/2022
Specialty Plant Nutrition Total Volumes	Th. MT	168.1	210.7	(42.5)	(20)%
Sodium Nitrate	Th. MT	6.7	4.0	2.6	65%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	88.8	124.3	(35.5)	(29)%
Specialty Blends	Th. MT	39.6	50.0	(10.4)	(21)%
Other specialty plant nutrients (*)	Th. MT	33.1	32.3	0.7	2%
Specialty Plant Nutrition Revenues	MUS$	220.9	275.3	(54.4)	(20)%

*Includes trading of other specialty fertilizers.

The revenues from the specialty plant nutrition business line during the first quarter 2023 were impacted by significantly lower sales volumes while the prices remained flat year-on-year. A decline in global potassium nitrate demand coupled with heightened competition resulted in a nearly 20% reduction in our sales volumes for the first quarter 2023 compared to the same period last year. While some recovery in our sales volumes is expected during the second half of the year, we believe that the total potassium nitrate demand growth could be flat in 2023 when compared to the previous year.

SPN gross profit(2) accounted for approximately 7% of SQM’s consolidated gross profit for the three months ended March 31, 2023.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the three months ended March 31, 2023, totaled US$239.6 million, an increase of 57.2% compared to US$152.4 million reported for the three months ended March 31, 2022.

Iodine and Derivative Sales Volumes and Revenues:

		3M2023	3M2022	2023/2022
Iodine and Derivatives	Th. MT	3.4	3.0	0.4	12%
Iodine and Derivatives Revenues	MUS$	239.6	152.4	87.2	57%

The revenues from iodine and derivatives business line during the first quarter 2023 increased significantly as a result of higher sales volumes and record high average prices compared to the same period last year. We saw our average price increase almost 3% in the first quarter 2023 when compared to the previous quarter and believe prices could remain at this level for the remainder of the first half of 2023. We anticipate that demand in the contrast media segment will remain robust and could potentially grow by approximately 7% this year, despite an expected flat year-on-year global demand growth. As we increase our production capacity, we expect to grow our sales volumes accordingly to support this segment demand growth.

Gross profit(2) for the Iodine and Derivatives segment accounted for approximately 14% of SQM’s consolidated gross profit for the three months ended March 31, 2023.

Potassium: Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for the three months ended March 31, 2023, totaled US$86.9 million, lower than revenues reported during the three months ended March 31, 2022, which totaled US$114.1 million, representing a 23.8% decrease.

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Potassium Chloride & Potassium Sulfate Sales Volumes and Revenues:

		3M2023	3M2022	2023/2022
Potassium Chloride and Potassium Sulfate	Th. MT	137.5	141.7	(4.2)	(3)%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	86.9	114.1	(27.1)	(24)%

The quarterly revenues in the potassium chloride and potassium sulfate business line decreased compared to the same period last year, as a result of lower average sales prices and sales volumes. When compared to the fourth quarter 2022, our sales volumes increased by almost 40%, while our average sales price was over 22% lower during the first quarter of 2023. We expect that the price decrease could have a positive impact on market demand and that our potassium sales volumes could surpass 500,000 metric tons in 2023.

Gross profit(2) for potassium chloride and potassium sulfate accounted for approximately 3% of SQM’s consolidated gross profit for the three months ended March 31, 2023.

Industrial Chemicals

Industrial chemicals revenues for the three months ended March 31, 2023, reached US$65.9 million, 143.7% higher than US$27.1 million recorded for the three months ended March 31, 2022.

Industrial Chemicals Sales Volumes and Revenues:

		3M2023	3M2022	2023/2022
Industrial Nitrates	Th. MT	71.0	17.0	54.0	318%
Industrial Chemicals Revenues	MUS$	65.9	27.1	38.9	144%

Industrial chemicals revenues during the first quarter 2023 increased significantly compared to revenues reported during the same period last year as a result of higher sales volumes. We sold approximately 55,000 metric tons of solar salts during this period and expect that our total solar salts sales volumes in 2023 could reach over 120,000 metric tons.

Gross profit(2) for the Industrial Chemicals segment accounted for approximately 1% of SQM’s consolidated gross profit for the three months ended March 31, 2023.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$4.2 million for the three months ended March 31, 2023, a decrease compared to US$4.6 million for the three months ended March 31, 2022.

Financial Information

Cost of Goods Sold

Cost of goods sold, excluding total depreciation and amortization expenses, amounted to US$1,134.6 million for the three months ended March 31, 2023, an increase of 41.8% compared to US$800.0 million for the same period in 2022.

Administrative Expenses

Administrative expenses totaled US$41.5 million (1.8% of revenues) for the three months ended March 31, 2023, compared to US$33.4 million (1.7% of revenues) for the three months ended March 31, 2022.

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Financial Indicators

Net Financial Expenses

Net financial income for the three months ended March 31, 2023, was US$3.3 million, compared to net financial expenses of US$22.6 million for the three months ended March 31, 2022.

Income Tax Expense

For the three months ended March 31, 2023, the income tax expense reached US$281.9 million, representing an effective tax rate of 27.3%, compared to an income tax expense of US$314.1 million during the three months ended March 31, 2022. The Chilean corporate tax rate was 27.0% in 2022 and 2023.

Adjusted EBITDA(3)

Adjusted EBITDA for the three months ended March 31, 2023, was US$1,087.7million (Adjusted EBITDA margin of 48.0%), compared to US$1,186.4 million (Adjusted EBITDA margin of 58.7%) for the three months ended March 31, 2022.

Notes:

1)	Net income refers to the comprehensive income attributable to controlling interests.
2)	A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this release, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.
3)	Adjusted EBITDA = EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences. EBITDA = Profit for the Period + Depreciation and Amortization Expenses + Finance Costs + Income Tax. Adjusted EBITDA margin = Adjusted EBITDA/revenues. We have included adjusted EBITDA to provide investors with a supplemental measure of our operating performance. We believe adjusted EBITDA is important supplemental measure of operating performance because it eliminates items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Adjusted EBITDA has important limitations as analytical tool. For example, adjusted EBITDA does not reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.

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We believe that the presentation of the non-IFRS financial measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBITDA and adjusted EBITDA only supplementally.

	For the 1st quarter		For the three months ended March 31,
(US$millions)	2023	2022	2023	2022

Profit for the Period	751.5	797.4	751.5	797.4
(+) Depreciation and amortization expenses	63.6	55.2	63.6	55.2
(+) Finance costs	27.3	25.4	27.3	25.4
(+) Income tax expense	281.9	314.1	281.9	314.1
EBITDA	1,124.4	1,192.1	1,124.4	1,192.1
(-) Other income	17.7	2.6	17.7	2.6
(-) Other gains (losses)	(0.3)	0.5	(0.3)	0.5
(-) Share of Profit of associates and joint ventures accounted for using the equity method	0.4	9.9	0.4	9.9
(+) Other Expenses	(16.0)	(4.6)	(16.0)	(4.6)
(+) Impairment of financial assets and reversal of impairment losses	(1.0)	(5.0)	(1.0)	(5.0)
(-) Finance income	30.7	2.8	30.7	2.8
(-) Foreign currency translation differences	5.1	(0.6)	5.1	(0.6)
Adjusted EBITDA	1,087.7	1,186.4	1,087.7	1,186.4

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Consolidated Statement of Financial Position

	As of Mar. 31,	As of Dec. 31,
(US$Millions)	2023	2022

Total Current Assets	7,023.5	6,991.5
Cash and cash equivalents	2,088.6	2,655.2
Other current financial assets	766.1	961.4
Accounts receivable (1)	1,692.9	1,169.0
Inventory	1,897.1	1,784.3
Others	578.8	421.6

Total Non-current Assets	4,144.4	3,827.6
Other non-current financial assets	47.8	32.1
Investments in related companies	69.5	54.4
Property, plant and equipment	2,913.5	2,726.8
Other Non-current Assets	1,113.6	1,014.2

Total Assets	11,167.9	10,819.1

Total Current Liabilities	2,832.2	3,051.5
Short-term debt	537.1	523.0
Others	2,295.1	2,528.5

Total Long-Term Liabilities	2,870.2	2,835.6
Long-term debt	2,417.6	2,394.2
Others	452.6	441.3

Shareholders’ Equity before Minority Interest	5,429.5	4,896.6

Minority Interest	36.0	35.4

Total Shareholders’ Equity	5,465.5	4,932.0

Total Liabilities & Shareholders’ Equity	11,167.9	10,819.1

Liquidity (2)	2.5	2.3

(1)	Accounts receivable + accounts receivable from related companies
(2)	Current assets / current liabilities

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Consolidated Statement of Income

	For the 1st quarter		For the three months ended Mar. 31,
(US$Millions)	2023	2022	2023	2022

Revenues	2,263.9	2,019.8	2,263.9	2,019.8

Lithium and Lithium Derivatives	1,646.2	1,446.4	1,646.2	1,446.4
Specialty Plant Nutrition (1)	220.9	275.3	220.9	275.3
Iodine and Iodine Derivatives	239.6	152.4	239.6	152.4
Potassium Chloride & Potassium Sulfate	86.9	114.1	86.9	114.1
Industrial Chemicals	65.9	27.1	65.9	27.1
Other Income	4.2	4.6	4.2	4.6

Cost of Goods Sold	(1,134.6)	(800.0)	(1,134.6)	(800.0)
Depreciation and Amortization	(63.6)	(55.2)	(63.6)	(55.2)

Gross Profit	1,065.6	1,164.7	1,065.6	1,164.7

Administrative Expenses	(41.5)	(33.4)	(41.5)	(33.4)
Financial Expenses	(27.3)	(25.4)	(27.3)	(25.4)
Financial Income	30.7	2.8	30.7	2.8
Exchange Difference	5.1	(0.6)	5.1	(0.6)
Other	0.9	3.4	0.9	3.4

Income Before Taxes	1,033.4	1,111.4	1,033.4	1,111.4

Income Tax	(281.9)	(314.1)	(281.9)	(314.1)

Net Income before minority interest	751.5	797.4	751.5	797.4

Minority Interest	(1.6)	(1.3)	(1.6)	(1.3)

Net Income	749.9	796.1	749.9	796.1
Net Income per Share (US$)	2.63	2.79	2.63	2.79

(1)	Includes other specialty fertilizers

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About SQM

SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

Isabel Bendeck 56-2-24252074 / isabel.bendeck@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s capital expenditures, financing sources, Sustainable Development Plan, Salar Futuro Plan, business and demand outlook, future economic performance, anticipated sales volumes, profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, including the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: May 17, 2023	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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